UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

GTX Corp

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

362408106

(CUSIP Number)

March 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 362408106

1	NAME OF REPORTING PERSONS Atlantic Footcare, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Rhode Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 22,523,226
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 22,523,226
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,523,226
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	[_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7% (1)
12	TYPE OF REPORTING PERSON (See instructions) CO

(1)   Based upon: (i) 188,620,555 shares of common stock issued and outstanding of the Issuer as of November 19, 2014, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed November 19, 2014; and (ii) the subsequent issuance by the Issuer of 22,523,226 shares of common stock to the Reporting Person.

2

Item 1(a). Name of Issuer:

GTX Corp, a Nevada corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

7 W. 9th Street, Suite 1214

Los Angeles, CA, 90015

Item 2(a). Name of Person Filing:

Atlantic Footcare, Inc.

Item 2(b). Address of Principal Business Office or, if none, Residence:

229 Quaker Highway

North Smithfield, RI 02896

Item 2(c). Citizenship:

Rhode Island

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e). CUSIP No.:

362408106

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_] An investment adviser in accordance with §240.13(d)-1(b)(1)(ii)(E).
(f)	[_] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[_] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[_] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	[_] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____.

3

Item 4. Ownership:

(a) Amount beneficially owned: 22,523,226 shares of common stock

(b) Percent of class: 10.7%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 22,523,226.

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 22,523,226.

(iv) Shared power to dispose or to direct the disposition of: 0.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf on Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2015	ATLANTIC FOOTCARE, INC.

	By:	/s/ Charles Geoge Sipes, Jr.
	Name: Title:	Charles George Sipes, Jr. President

5